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                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
         SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                        Commission File Number  1-12303
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                    Security Capital Atlantic Incorporated
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             (Exact name of registrant as specified in its charter)

          Six Piedmont Center, Atlanta, Georgia 30305; (404) 237-9292
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

  Common Stock, $0.01 par value per share (including related Preferred Share
                               Purchase Rights)
   Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share
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           (Title of each class of securities covered by this Form)

                                      N/A
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(Title of all other classes of securities for which a duty to file reports under
                        Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)  [x]            Rule 12h-3(b)(1)(i)  [x]
     Rule 12g-4(a)(1)(ii) [ ]            Rule 12h-3(b)(1)(ii) [ ]
     Rule 12g-4(a)(2)(i)  [ ]            Rule 12h-3(b)(2)(i)  [ ]
     Rule 12g-4(a)(2)(ii) [ ]            Rule 12h-3(b)(2)(ii) [ ]
                                         Rule 15d-6           [ ]

     Approximate number of holders of record as of the certification or notice
date:   0
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     Pursuant to the requirements of the Securities Exchange Act of 1934,
Security Capital Atlantic Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:  July 7, 1998                 By: /s/ Constance B. Moore
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                                        Constance B. Moore
                                        Co-Chairman and Chief Operating Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.